Exhibit 11
Computation of Per Share Earnings

	Three Months Ended				Six Months Ended
	April 30,				April 30,
	2008		2007		2008		2007
(in thousands, except per share data)
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income	$5,467	$5,467	$4,680	$4,680	$13,272	$13,272	$10,075	$10,075

Weighted-average shares
outstanding	6,410	6,410	6,373	6,373	6,410	6,410	6,373	6,373

Dilutive effect of stock options	--	34	--	58	--	32	--	54
	6,410	6,444	6,373	6,431	6,410	6,442	6,373	6,427

Income per common share	$0.85	$0.85	$0.73	$0.73	$2.07	$2.06	$1.58	$1.57